FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2013

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

I

The documents listed below as Exhibit 99.1 and Exhibit 99.2 to this Form 6-K are copies of the Registrant’s news releases dated June 22, 2013, and June 23, 2013, respectively. These news releases are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated June 22, 2013 announcing “TransAlta Responding to Incident at its Cascade Hydro Power Facility in Banff Corridor”
99.2	Press release dated June 23, 2013 announcing “Power Restored to Banff and Lake Louise Following Completion of Repair Work at TransAlta’s Cascade Hydro Power Facility in Banff Corridor”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/Maryse St.-Laurent
Maryse St.-Laurent
Vice-President and Corporate Secretary

Date: June 24, 2013

EXHIBIT INDEX

99.1	Press release dated June 22, 2013 announcing “TransAlta Responding to Incident at its Cascade Hydro Power Facility in Banff Corridor”
99.2	Press release dated June 23, 2013 announcing “Power Restored to Banff and Lake Louise Following Completion of Repair Work at TransAlta’s Cascade Hydro Power Facility in Banff Corridor”